UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2010

Commission File No. 0-29208

RTN STEALTH SOFTWARE INC.

Registrant's Name

1250 West Hastings Street, Vancouver, B.C., V6E 2M4

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

Notice of Annual General Meeting of Shareholders

99.2

Information Circular

99.3

Amended Interim unaudited financial statements for the three months ended March 31, 2010

99.4

Cover letter dated June 14, 2010 regarding amended financial statements

99.5

Form 52-109FV2 - CEO Certification of Refiled Interim Filings

99.6

Form 52-109FV2 - CFO Certification of Refiled Interim Filings

99.7

Notice of Change of Auditor dated October 26, 2009

99.8

Letter from Former Auditor dated October 26, 2009

99.9

Letter from Successor Auditor dated October 26, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RTN STEALTH SOFTWARE INC.

(Registrant)

By

/s/ Lucky Janda

Lucky Janda,

President and CEO

Date     July 5, 2010